

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2011

Mr. Hank Durschlag
Chief Executive Officer
Double Eagle Holdings, Ltd.
5403 McChesney Drive
Charlotte, NC 28269

      Re: Double Eagle Holdings, Ltd.
               Form 10-K
               Filed January 6, 2011
               Form 10-K/A
               Filed February 22, 2011
               File No. 000-22991

Dear Mr. Durschlag:

      We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               Daniel L. Gordon
               Branch Chief